CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Annual Report on Form 40-F of our report dated March 15, 2011 (our “Report”), relating to the consolidated financial statements for the years ended December 31, 2010 and 2009, and the effectiveness of internal control over financial reporting of Great Basin Gold Ltd. (the “Company”) which appears in this Annual Report on Form 40-F.

We also consent to the incorporation by reference of our Report in the Company’s Form F-10 Registration Statement, as amended, filed with the United States Securities and Exchange Commission under File No. 333-163021.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Vancouver, British Columbia
March 28, 2011